14005367

No Act 2/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 11 2014
Washington, DC 20549

February 11, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-11-14

Edward S. Knight
The NASDAQ OMX Group, Inc.
edward.knight@nasdaqomx.com

Re: The NASDAQ OMX Group, Inc.

Dear Mr. Knight:

This is in regard to your letter dated February 11, 2014 concerning the shareholder proposal submitted by Calvert Investment Management, Inc. on behalf of the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio for inclusion in NASDAQ's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that NASDAQ therefore withdraws its January 6, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Gabriel Thoumi
Calvert Investment Management, Inc.
gabriel.thoumi@calvert.com

NASDAQ OMX℠

EDWARD S. KNIGHT
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
& CHIEF REGULATORY OFFICER
805 KING FARM BLVD
ROCKVILLE, MD 20850
P: +1 301 978 8480
F: +1 301 978 8471
E: edward.knight@nasdaqomx.com

1934 Act/Rule 14a-8

February 11, 2014

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The NASDAQ OMX Group, Inc.
Stockholder Proposal of Calvert Investment Management, Inc.
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that The NASDAQ OMX Group, Inc., a Delaware corporation (the "***Company***"), hereby withdraws its request for no-action relief, dated January 6, 2014, with respect to the Company's intention to omit a stockholder proposal (the "***Proposal***") received by the Company on December 11, 2013 from Calvert Investment Management, Inc. (the "***Proponent***") from the Company's proxy materials for its 2014 Annual Meeting of Stockholders.

The Company is withdrawing its request for no-action relief because, on February 10, 2014, the Proponent sent a letter to the Company withdrawing the Proposal. A copy of the withdrawal letter is attached to this letter as Appendix A.

Because the Proponent has withdrawn the Proposal, the Company will not include the Proposal in the proxy materials for the Company's 2014 Annual Meeting of Stockholders.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned; Erika Moore, Associate General Counsel, by email at erika.moore@nasdaqomx.com or by phone at (301) 978-

8490; or Yolanda Goettsch, Vice President and Associate General Counsel, by email at yolanda.goettsch@nasdaqomx.com or by phone at (301) 978-8486.

Please transmit your acknowledgement of the withdrawal of the Company's request to the undersigned at edward.knight@nasdaqomx.com and to Gabriel Thoumi, CFA, on behalf of the Proponent at gabriel.thoumi@calvert.com.

Sincerely,

Edward S. Knight

Enclosure

cc: Gabriel Thoumi, CFA

Appendix A

Calvert
INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

February 10, 2014

Joan C. Conley
Senior Vice President and Corporate Secretary
The NASDAQ OMX Group, Inc.
805 King Farm Blvd.
Rockville, MD 20850

Dear Joan,

Please accept this letter as withdrawal of Calvert's shareholder proposal to The NASDAQ OMX Group, Inc. ("NASDAQ") requesting that NASDAQ's Board of Directors prepare a report assessing the current global expectations for issuer disclosure of ESG information and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG disclosure in the markets where NASDAQ does business. We appreciate very much your mutually beneficial and collaborative approach to engagement regarding our proposal. Please pass along our gratitude to Erika Moore and Evan Harvey, and the rest of your NASDAQ leadership, including Sandy Frucher, for your hard work and leadership promoting sustainability in the markets where NASDAQ does business, and for your hard work and leadership promoting sustainability globally for all exchanges.

Thank you again for your time and your attention and support of this collaborative process.

Sincerely,

Gabriel Thoumi, CFA
Sustainability Analyst
Calvert Investment Management, Inc.

Cc: Bennett Freeman, SVP, Social Research & Policy, Calvert Investment Management, Inc.
Stu Dalheim, Vice President Shareholder Advocacy

NASDAQ OMX

EDWARD S. KNIGHT
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
& CHIEF REGULATORY OFFICER
805 KING FARM BLVD
ROCKVILLE, MD 20850
P: +1 301 978 8480
F: +1 301 978 8471
E: edward.knight@nasdaqomx.com

1934 Act/Rule 14a-8

January 6, 2014

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: The NASDAQ OMX Group, Inc.
Stockholder Proposal of Calvert Investment Management, Inc.
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), that The NASDAQ OMX Group, Inc., a Delaware corporation (the "***Company***"), intends to omit from its proxy materials (the "***2014 Proxy Materials***") for its 2014 Annual Meeting of Stockholders (the "***2014 Annual Meeting***") a stockholder proposal (the "***Proposal***") submitted by Calvert Investment Management, Inc. (the "***Proponent***") under cover of a letter received by the Company on December 11, 2013.

The Company requests confirmation the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Exchange Act, the Company omits the Proposal and supporting statement (the "***Supporting Statement***") from its 2014 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has (i) submitted this letter to the Commission no later than eighty (80) calendar days before the Company expects to file its definitive 2014 Proxy Materials with the Commission and (ii) concurrently submitted a copy of this correspondence to the Proponent. In accordance with Section C of *Staff Legal Bulletin 14D* (Nov. 7, 2008), this letter and the accompanying exhibit are being emailed to the Staff at shareholderproposals@sec.gov. Because this request is being submitted electronically pursuant to the guidance provided in *Staff Legal Bulletin 14D*, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of *Staff Legal Bulletin 14D*, the Company requests that the Proponent promptly provide a copy to the undersigned of any correspondence that the Proponent may choose to submit to the Staff in response to this submission.

Pursuant to Section F of *Staff Legal Bulletin 14F* (Oct. 18, 2011), we ask that the Staff provide its response to this request to Edward S. Knight, via e-mail at edward.knight@nasdaqomx.com, and to Gabriel Thoumi, CFA, on behalf of the Proponent, via e-mail at gabriel.thoumi@calvert.com.

I. THE PROPOSAL

On December 11, 2013, the Company received the Proposal from the Proponent. The Proposal states as follows:

> "RESOLVED: That shareholders request that our Board of Directors prepare a report assessing the current global expectations for issuer disclosure of ESG information and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG disclosure in the markets where The NASDAQ OMX Group, Inc. does business. The report should be prepared at reasonable cost, omitting proprietary information."

A copy of the Proposal (including the Supporting Statement) and all of the related correspondence are attached to this letter as Appendix A.

II. BACKGROUND

The Company is a leading global exchange group that delivers trading, clearing, exchange technology, regulatory, securities listing, and public company services across six continents. Its global offerings are diverse and include trading and clearing across multiple asset classes, market data products, financial indexes, capital formation solutions, financial services and market technology products and services. The Company operates a variety of listing platforms around the world to provide multiple global capital raising solutions for private and public companies. Its main listing markets are The NASDAQ Stock Market ("NASDAQ") and the exchanges that comprise NASDAQ OMX Nordic and NASDAQ OMX Baltic.

In the United States, the Company operates NASDAQ, a registered national securities exchange. NASDAQ is the largest single cash equities securities market in the U.S. in terms of listed companies and in the world in terms of share value traded. As of December 31, 2012, NASDAQ was home to 2,577 listed companies with a combined market capitalization of approximately $5.2 trillion. In addition, the Company operates two additional cash equities trading markets, three options markets, an electronic platform for trading of U.S. Treasury securities and a futures market.

In Europe, the Company operates exchanges in Stockholm (Sweden), Copenhagen (Denmark), Helsinki (Finland), and Iceland as NASDAQ OMX Nordic, and exchanges in Tallinn (Estonia), Riga (Latvia) and Vilnius (Lithuania) as NASDAQ OMX Baltic. Collectively, the exchanges that comprise NASDAQ OMX Nordic and NASDAQ OMX Baltic offer trading in cash equities, bonds, structured products and ETFs, as well as trading and clearing of derivatives and clearing of resale and repurchase agreements. Through NASDAQ OMX First North, the Company's Nordic and Baltic operations also offer alternative marketplaces for smaller companies. As of December 31, 2012, the exchanges that comprise NASDAQ OMX Nordic and NASDAQ OMX Baltic, together with NASDAQ OMX First North, were home to 754 listed companies with a combined market capitalization of approximately $1.0 trillion. The Company also operates NASDAQ OMX Armenia.

Companies seeking to list securities on NASDAQ and the Company's other listing platforms must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must meet rigorous continued listing standards.

The Company operates in a highly competitive global marketplace. The standards for inclusion on the Company's listing platforms are one of the significant ways in which it distinguishes its products and services and competes for the listings of public companies. For example, many issuers seek to be listed on an exchange that is perceived by investors and regulators as sufficiently open, transparent, and reflective of the issuers' principles and values, including, among other things, with respect to environmental, social, or governance information disclosed to investors and markets.

III. BASIS FOR EXCLUSION

As discussed in more detail below, the Company believes it may properly omit the Proposal from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

A. *The Proposal may be excluded in reliance on Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations*

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from a proxy statement when it "deals with a matter relating to the company's ordinary business operations." The "ordinary business" exclusion rests on two central considerations. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"). Importantly, with regard to the first basis for the "ordinary business" matters exclusion, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The second concern is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The purpose behind this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Id.* A proposal that requests that a company prepare a special report will not remove it from the confines of the ordinary business exclusion in Rule 14a-8(i)(7). Release No. 34-20091 (Aug. 16, 1983).

The process by which the Company's subsidiaries establish listing standards, including disclosure rules, for listed companies should be considered a "matter[] of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" (see the *1998 Release*), and thus within the ordinary business exclusion contemplated by Rule 14a-8(i)(7). In addressing listing standards, the Company and its subsidiaries must consider regulatory requirements, evolving global standards of corporate governance and responsibility, the cost to listed companies of complying with new standards, and competitive considerations in a global marketplace where companies have multiple listing venues to choose from. By contrast, the Company's shareholders, as a group, are not experienced in making decisions about listing standards that apply to companies trading on multiple United States and European stock markets.

Notably, the Proposal specifically relates to the disclosure of "ESG information," without supplying any particular definition of what is meant by the term "ESG information." As discussed in more detail below, the Company recognizes that "ESG information" is a term of art used to denote a broad and disparate set of topics including, for example, climate change, non-renewable resource consumption, water access, human rights, diversity, discrimination, equality, data security and privacy, accounting standards, management structure, and executive compensation. The Company is aware of numerous competing global initiatives that focus on the disclosure of various types of ESG information, addressing a wide range of matters that could be considered within the broad concept of ESG issues. Given the breadth of meanings ascribed by different persons and groups to the concept of ESG information generally, it is impossible to identify with specificity any particular significant policy issue that is raised by the Proposal, which would make the exclusion in Rule 14a-8(i)(7) not available to the Company.

As a result, the Company is of the view that the Proposal may be omitted under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and it does not raise any specific policy issues that should be considered to transcend the Company's day-to-day business matters or that are so significant that they warrant a shareholder vote. As discussed below: (i) the Proposal does not specifically identify any significant policy issue, but instead broadly references the topic of disclosure of ESG information; (ii) even assuming that the Proposal did raise a particular significant policy issue, the Proposal is not limited only to an important policy issue and the Staff has consistently agreed that proposals that include both ordinary business issues and significant policy issues may be excluded in their entirety; and (iii) even assuming the Proposal involves a specific policy issue, in the context of the Company and its business, not every proposal that mentions the disclosure of ESG information should necessarily transcend the Company's day-to-day operations. Accordingly, it is the Company's view that the Proposal relates to the Company's ordinary business operations for purposes of Rule 14a-8(i)(7); further, to the extent the Proposal is determined to relate in some part to a significant policy issue, it is the Company's view that the Proposal still may be properly omitted in reliance on Rule 14a-8(i)(7), as the Proposal is in no way limited solely to significant policy issues.

1. The Proposal may be omitted because it relates to ordinary business matters

The Company is a leading global exchange group that delivers trading, clearing, exchange technology, regulatory, securities listing, and public company services. As discussed below, the Proposal clearly relates to the Company's ordinary business operations – it addresses the particular products and services offered by the Company and its subsidiaries, specifically its disclosure-based listing standards.

In *Staff Legal Bulletin No. 14C* (Jun. 28, 2005), the Staff stated that, in determining the focus of a proposal for purposes of Rule 14a-8(i)(7), "we consider both the proposal and the supporting statement as a whole." Accordingly, the Supporting Statement must be considered in determining the focus of the Proposal. In this regard, we note that the Supporting Statement makes repeated references to "listing standards," including (emphasis added):

- "Most importantly, exchange peers are leading the way in this sector by launching *ESG disclosure listing standards*."

- "The London Stock Exchange *requires listed companies to report* total GHG emissions."

- "The Chinese Shanghai and Shenzen exchanges require certain industries to *disclose an environmental assessment before initiating an IPO.*"

- "To remain competitive, exchanges should be aware of current market trends in *issuer ESG disclosure listing standards.*"

- "Yet it is not clear if, how, and when NASDAQ might consider applying consistent issuer *ESG disclosure listing standards* in the markets NASDAQ does business in..."

The Proposal requests that the Board prepare a report that includes, in part, its recommended steps "for encouraging ESG disclosure in the markets where The NASDAQ OMX Group, Inc. does business." Read in the context of the Supporting Statement, the means for encouraging necessarily includes, at least in part, the listing standards applied by the Company – the Supporting Statement specifically states as such ("Yet it is not clear if, how, and when NASDAQ might consider applying consistent issuer *ESG disclosure listing standards* in the markets NASDAQ does business in...") (emphasis added).

In this regard, we note that the process by which the Company's subsidiaries establish listing standards, including disclosure rules, for listed companies should be considered a "matter[] of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* the 1998 Release. The Company and its subsidiaries must balance a number of imperatives in establishing listing standards, including regulatory requirements, evolving global standards of corporate governance and responsibility, the cost to listed companies of complying with new standards, and competitive considerations in a global marketplace where companies have multiple listing venues to choose from. The managers of the Company's European listing platforms are similarly called upon to balance often-conflicting considerations in order to establish listing standards for their markets. By contrast, the Company's shareholders, as a group, are not experienced in making decisions about listing standards that apply to companies trading on multiple United States and European stock markets.

The Staff has noted in numerous no-action responses that the manner in which a Company offers its products and services is an ordinary business matter for purposes of Rule 14a-8(i)(7). *See, e.g., Dominion Resources, Inc.* (Feb. 22, 2011) ("Proposals concerning the sale of particular products and services are generally excludable under Rule 14a-8(i)(7)."); and *Coca-Cola Co.* (Feb. 17, 2010) ("Proposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)."). As such, to the extent it seeks recommendations on how the

Company will encourage issuer ESG disclosure, the Proposal relates to the Company's ordinary business operations because it involves the Company's decisions on a fundamental aspect of its day-to-day operations – the manner in which the Company sets its listing standards and the types of disclosure required from its listed companies. Put simply, the Company's decisions as to whether to offer particular products and services to its clients (the listing of their securities on the Company's markets) and the manner in which the Company offers those products and services (the standards imposed upon issuers that wish to so list their securities) are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exclusion in Rule 14a-8(i)(7).

The Company and its subsidiaries operate stock exchanges in the United States and Europe and its subsidiaries' promulgation of disclosure standards, rules, regulations and guidelines for companies listed on these exchanges is precisely the kind of ordinary business operations contemplated by Rule 14a-8(i)(7). In this role, the Company has adopted numerous listing standards that involve listed company disclosures.[1]

The Company has detailed processes for developing, analyzing and adopting listing standards. In the United States, for example, NASDAQ has established, with the approval of the Commission, the NASDAQ Listing and Hearing Review Council (the "***Listing Council***") as a permanent standing committee to advise NASDAQ's Board of Directors on listing and corporate governance matters. The Listing Council is comprised of outside individuals with diverse credentials and includes institutional investors, company representatives, lawyers, accountants, securities industry professionals and academics. Each Listing Council member is a respected leader in his or her field, committed to working with NASDAQ to enhance investor protection and the integrity of the stock market. Among other things, the Listing Council reviews the application of NASDAQ's listing rules, public policy issues related to listing, and, where appropriate, suggests new or modified rules for consideration by the NASDAQ Board. Over the years, the Listing Council has made recommendations to the Board on a wide variety of issues and played an important role in the evolution of listing standards in the United States.

Promulgating and enforcing initial and ongoing listing standards, including requiring listed company disclosures, is a central service provided by the Company's subsidiaries to companies listed on the Company's stock exchanges. The Staff has consistently taken the view that shareholder proposals relating to decisions about a company's product and service offerings are excludable under the ordinary business operations exception – even when significant policy issues are involved.

---

[1] See, e.g., NASDAQ Listing Rule 5250(b) – Obligation to Make Public Disclosure; NASDAQ Listing Rule 5250(c) – Obligation to File Periodic Financial Reports; NASDAQ Listing Rule 5250(d) – Distribution of Annual and Interim Reports; NASDAQ Listing Rule 5250(e)(6) – Dividend Action or Stock Distribution; and NASDAQ Listing Rule 5600 Series – Corporate Governance Requirements.

The Proposal requests that the Company's Board of Directors prepare a report assessing (i) the current global expectations for issuer disclosure of ESG information, and (ii) the Board's recommended steps (or reasons for declining to make recommendations, if none) for encouraging ESG disclosure in the markets where the Company does business. Although the Proposal relates to a report, the Commission has long taken the position that such proposals are evaluated under Rule 14a-8(i)(7) by considering the underlying subject matter of the proposal. *See* Commission Release No. 34-20091 (Aug. 16, 1983). The Proposal is not limited to an assessment of global expectations for disclosure of issuer ESG information. Instead, the Proposal also relates to recommendations for how the Company can "encourage" ESG disclosure in the markets where it does business. As discussed above, the meaning of "encourage" in the Proposal must be read in the context of the Supporting Statement, which repeatedly refers to "listing standards" and specifically mentions uncertainty regarding the future of the Company's "issuer ESG disclosure listing standards." Accordingly, while the full range of means by which the Company may "encourage" ESG disclosure may go beyond listing standards, it is clear that listing standards are one such means and are the focus of the Proposal and Supporting Statement. The Proposal, therefore, seeks to determine the products and services the Company should offer, as well as those particular customers to whom the Company should provide its products and services, and diminishes the established processes for setting listing standards. Because these tasks are fundamental to management's ability to run the Company on a day-to-day basis, the Proposal clearly relates to the Company's ordinary business operations.

2. The scope of the proposal is not limited to a significant policy issue

The Proposal requests that the Company's Board of Directors prepare a report that involves two distinct matters. First, the report would assess the current global expectations for issuer disclosure of ESG information. Second, the report would include the Board's recommended steps (or reasons for declining to make recommendations, if none) for encouraging ESG disclosure in the markets where the Company does business. With respect to the first matter that the report would consider, the Company recognizes that certain specific matters within the broad universe of environmental, social and governance issues could implicate significant policy issues, such as sustainability; however, no such significant policy issue has been specifically raised by the Proposal, which is focused on the concept of disclosure ESG information more broadly. The Company notes that it has long been a leader with other global stock exchanges and industry initiatives in developing and promoting reporting around ESG issues.

Notwithstanding, the second matter that the report would consider, specifically recommending steps "for encouraging ESG disclosure in the markets where The NASDAQ OMX Group, Inc. does business," relates to the clearly ordinary business matter of determining the particular ways in which the Company should set, and the substantive components of, its listing standards and, ultimately, the way in which the

Company should offer its products and services, and the customers to whom the Company should or should not provide its products and services.

The Proposal does not identify any specific significant policy issue. Further, as discussed more fully below, should the Proposal be considered to relate in some part to a particular significant policy issue, the Staff has been of the view that a proposal that is not focused solely on significant policy issues – including where a shareholder proposal relates partially to a significant policy issue and partially to an ordinary business matter – may still be omitted in its entirety in reliance on the exclusion in Rule 14a-8(i)(7).

a. As drafted, the Proposal does not identify any specific significant policy issue

The Proposal does not specifically identify any significant policy issue. Instead, it refers generally to "ESG information" in an apparent attempt to assign policy significance to a term of art incorporating multiple disparate concepts, with no universally accepted usage or meaning. The Company recognizes that "ESG information" has been broadly used to denote a wide range topics, including, for example, climate change, non-renewable resource consumption, water access, human rights, diversity, discrimination, equality, data security and privacy, accounting standards, management structure, and executive compensation. Given the breadth of potential meanings ascribed by different persons and groups to ESG information generally, it is impossible to identify with specificity any particular significant policy issue raised by the Proposal. As discussed in more detail below, the lack of clarity with respect to the meaning of the term "ESG information" also makes the Proposal impermissibly vague and indefinite, because shareholders voting on the Proposal, and the Company in implementing the Proposal (if adopted), would be unable to determine with any reasonable certainty what actions the Proposal requires.

Given the lack of specificity in the language of the Proposal, the Company must look to the various efforts that it is aware of in the area of ESG information. In this regard, the Company is aware of numerous competing global initiatives focused on ESG information, including the recently-formed Sustainability Accounting Standards Board (SASB), the Investor Network on Climate Risk (INCR), the CDP (formerly known as the Carbon Disclosure Project), the Global Reporting Initiative (GRI), The Integrated Reporting (IR) framework from the International Integrated Reporting Council (IIRC), the Global Initiative for Sustainability Ratings, the Prince's Accounting for Sustainability Project (A4S), Project Delphi in Europe, the United Nations Environment Programme Finance Initiative (UNEP FI), and the United Nations Global Compact. Collectively, these initiatives focus on a very broad range of topics which include climate change, natural resource scarcity, hydrocarbon emissions, energy and other resource consumption issues, infrastructure, transportation, human rights, conflict minerals, diversity, discrimination, gender equality, data security and privacy, accounting standards, management structure, ethics, and executive compensation, as well as many others. In June 2013, SASB and CDP entered into a three year memorandum of understanding in an attempt to harmonize some of the competing ideas and "promote greater understanding, visibility and support for the development of disclosure standards" for ESG-related issues. The Proposal and the Supporting Statement do not reference any of these particular policy issues, but rather focus on the concept of disclosure of ESG information more broadly.

Given the breadth of topics that the Company believes could be contemplated by the use of the term "ESG information" in the Proposal, the Company is of the view that there is no specific significant policy issue, such as sustainability or environmental concerns, raised by the Proposal. Rather, the Proposal specifically focuses on disclosure of ESG information, whatever that may ultimately be based on varying interpretations of the concept. The Company is not aware of a circumstance where the Staff has specifically considered the concept of disclosure of "ESG information" to be a significant policy issue for the purpose of applying Rule 14a-8(i)(7). The Company is aware that the Staff was unable to concur that an issuer could exclude a similar proposal under Rule 14a-8(i)(7) (*NYSE Euronext* (Feb. 12, 2013)); however, in that situation, the Staff stated its view that the proposal in *NYSE Euronext* "focuse[d] on the significant policy issue of sustainability." The Proposal is distinguishable from the proposal considered in *NYSE Euronext*, because unlike the proposal in *NYSE Euronext*, the "Resolved" clause of the Proposal does not include the word "sustainability" or otherwise specifically identify any other significant policy issue, and instead refers generally to "ESG information." Further, the Supporting Statement references sustainability only in the context of the Sustainable Stock Exchanges Initiative, and includes numerous references to "ESG Information" that do not narrow (or define) the meaning of that term. Unlike the NYSE Euronext proposal, which specifically referenced "ESG/sustainability information," as well as other proposals submitted by the Proponent that have focused on sustainability issues (*see, e.g., Cleco Corp.* (Jan. 26, 2012)), the Proposal and Supporting Statement contain no nexus to the concept of sustainability, which the Staff has specifically recognized to be a significant policy issue that transcends a company's day-to-day business operations.

b. In the case of shareholder proposals that involve BOTH ordinary business matters and significant policy issues, the entire proposal may be omitted under Rule 14a-8(i)(7)

As discussed above, the term "ESG information" is undefined in the Proposal or Supporting Statement, and as such it is not possible for the Company to know specifically the meaning to be used for purposes of determining the range of topics or actions to be addressed in the requested report. While the meaning of that term cannot be determined in this context, it is clear that there is no limiting language that would lead to the conclusion that the term is to be limited only to "sustainability" or other matters that fall into the category of significant policy issues that the Staff has recognized for the purpose of Rule 14a-8(i)(7). However, to the extent the undefined term "ESG information" could relate to any matters that could be considered to be a significant policy issue, the Proposal would relate to both ordinary business matters and such matters that would be deemed to transcend ordinary business matters, and therefore, the Proposal could be properly omitted in reliance on Rule 14a-8(i)(7).

The Staff has addressed proposals that relate to both ordinary business matters and significant policy issues on a number of occasions and has expressed the view that proposals relating to both ordinary business matters and significant policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7).[2] *See, e.g., JPMorgan Chase & Co.* (Mar. 12, 2010) (concurring in the exclusion of a proposal requesting that the company prepare a report on the environmental impact of mountain top removal coal mining and adopt "a policy barring future financing . . . of companies engaged in mountain top removal coal mining" where "part of the proposal address[ed] matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as [its] decisions to extend credit or provide other financial services to particular types of customers"); *Rite Aid Corp.* (Mar. 26, 2009) (proposal excludable on grounds it related to ordinary business operations insofar as it requested a board report on how the company was responding to rising regulatory pressures affecting its sales of tobacco products); and *Wal-Mart Stores. Inc.* (Mar. 15, 1999) (concurring in the exclusion of a proposal requesting that the Board of Directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). *See also General Electric Company* (Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the extraordinary business matter of executive compensation and the ordinary business matter of choice of accounting method). In a 2005 letter to *General Electric Company* (Feb. 3, 2005), the Staff expressed the view that a proposal requesting General Electric to issue a statement that provided information relating to the elimination of jobs within General Electric and/or the relocation of U.S.-based jobs by General Electric to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on Rule 14a-8(i)(7) as relating to General Electric's ordinary business operations (*i.e.*, management of the workforce). Although it appeared the shareholder proponent clearly intended the proposal to address the issue of "offshoring" (also called outsourcing or the movement of jobs from the United States to foreign countries), the proposal submitted to General Electric was not limited to that issue and encompassed both ordinary business matters and extraordinary business matters and, as such, the Staff concurred with General Electric's view that the proposal could be omitted.

[2] As discussed above, in Staff Legal Bulletin 14C, the Staff stated that in determining whether the focus of a proposal is a significant policy issue for purposes of Rule 14a-8(i)(7), it considers both the proposal and supporting statement as a whole.

Similarly, the Staff has consistently concurred that proposals relating to *both* extraordinary and non-extraordinary transactions may be excluded under Rule 14a-8(i)(7). *See, e.g., Donegal Group Inc.* (Feb. 16, 2012) ("Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)"); *Telular Corporation* (Dec. 5, 2003) (concurring that a proposal could be excluded because it related, in part, to non-extraordinary transactions where it requested that the board of directors appoint a committee of independent directors to explore "strategic alternatives" including "a sale, merger, spinn-off [sic], split-off or divestiture of the Company or a division thereof").

The Proposal does not request that the Company provide a report on *its own* practices regarding disclosure of ESG information. Rather, the report sought by the Proposal concerns "current global expectations for issuer disclosure of ESG information" and focuses on "encouraging ESG disclosure in the markets where [the Company] does business." Thus, while it is not clear from the Proposal whether it could be deemed to touch on any particular significant policy issue within the broad universe of ESG matters, even if it were deemed to do so, the Proposal certainly does not focus on any specific significant policy issue that transcends *the Company's* day-to-day operations.

Further, we recognize that, in applying *Staff Legal Bulletin 14E* (Oct. 27, 2009), the Staff has continued to refuse to concur in the exclusion of proposals requesting sustainability and environmental reports regarding the effects of a company's operations on the environment. For example, in both *Chesapeake Energy Corp.* (Apr. 13, 2010) and *Ultra Petroleum Corp.* (Mar. 26, 2010), the Staff refused to concur with the exclusion of proposals requesting that each company prepare a report summarizing the effects of the company's fracturing operations on the environment because the proposals "focuse[d] primarily on the environmental impacts" of the company's operations. Likewise, in *SunTrust Banks, Inc.* (Jan. 13, 2010), the Staff did not permit the exclusion of a proposal that requested a "sustainability report describing strategies to address the environmental and social impacts of [the company's] business, including strategies to address climate change." However, when a proposal "addresses matters beyond the environmental impact" of a company's activities, it is excludable. For example, in *JPMorgan & Chase Co.* (Mar. 12, 2010), the Staff considered a proposal that requested a report "assessing the impact of [mountain top removal coal mining by JPMorgan's] clients on the environment" and the "adoption of a policy barring future [JPMorgan] financing of companies engaged in [mountain top removal coal mining]." The Staff permitted JPMorgan to exclude the proposal because it impacted JPMorgan's ordinary business operations like its "decision to extend credit or provide other types of financial services to particular types of customers." *Id.*

While we have noted that the Staff has previously determined that a shareholder proposal focused on "sustainability" may raise a sufficiently significant policy issue such that it cannot be excluded under Rule 14a-8(i)(7) (*see, e.g., NYSE Euronext* (Feb. 12,

2013) and *Cleco Corp.* (Jan. 26, 2012)), the outcome in those letters is inapplicable to the Proposal because: (i) as discussed above, the Proposal relates directly to the Company's service offerings to its customers, (ii) the Proposal does not specifically identify any significant policy issue that would prevent it from being excluded under Rule 14a-8(i)(7), including sustainability, but rather focuses more broadly on the concept of disclosure of ESG information; (iii) even assuming that the Proposal does involve any particular significant policy issue, the Proposal would involve both a significant policy issue and the Company's ordinary business operations; and, (iv) even assuming that the Proposal involves a significant policy issue, any such issue does not transcend the Company's day-to-day business matters. As a result, because the Proposal plainly deals with a matter relating to the Company's ordinary business operations, as discussed above, the Proposal may be excluded under Rule 14a-8(i)(7).

B. The Proposal may be omitted in reliance on Rule 14a-8(i)(3) because it is so vague and indefinite that shareholders in voting on it would not be able to determine with any reasonable certainty what actions are required

In *Staff Legal Bulletin 14B* (Sep. 15, 2004), the Staff states that reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Philadelphia Electric Company* (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Staff in numerous no-action letters has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations . . . [where] neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Bank of America Corporation* (Feb. 25, 2008) (concurring in the exclusion of a proposal to amend the company's greenhouse gas emissions policies to observe a moratorium on all financing, investment and further involvement in activities that support mountain top removal coal mining or the construction of new coal-burning power plants that emit carbon dioxide); *The Ryland Group, Inc.* (Jan. 19, 2005 (concurring in the exclusion of a proposal seeking a report based on the Global Reporting

Initiative's sustainability guidelines); *Peoples Energy Corporation* (Nov. 23, 2004) (concurring in the exclusion of a proposal to amend the company's governance documents to prohibit indemnification for acts of "reckless neglect"); and *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the implementation of a "policy of improved corporate governance"). In each of these proposals, neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals are misleading because any action taken by the company to implement the proposal (if adopted) could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Philadelphia Electric* (Jul. 30, 1992) and *NYNEX Corporation* (Jan. 12, 1990).

The Company is of the view, for the reasons discussed below, that the Proposal is impermissibly vague and indefinite because shareholders voting on the Proposal, and the Company in implementing the Proposal (if adopted), would be unable to determine with any reasonable certainty what actions the Proposal requires.

The Proposal does not define the key term "ESG information" in the request for a report, in part, on "issuer disclosure of ESG information." While the Company recognizes that the term "ESG information" has been widely used, there is no generally accepted definition of that term and neither the Proposal nor the Supporting Statement provide any guidance in this regard. As discussed in more detail above, the Company is aware of numerous competing global initiatives that are focused on ESG disclosure. Collectively, these initiatives focus on a very wide range of topics, including, for example, climate change, natural resource scarcity, hydrocarbon emissions, energy and other resource consumption issues, infrastructure, transportation, human rights, conflict minerals, diversity, discrimination, gender equality, data security and privacy, accounting standards, management structure, ethics, executive compensation, as well as many others. The absence of a commonly understood meaning for the term "ESG information" is demonstrated by these numerous current global initiatives focusing on disclosure of ESG information, which vary significantly in focus and substance, and often conflict materially in their approach. Further, there is no discussion – in either the Proposal or the Supporting Statement – that would provide shareholders or the Company with any guidance regarding the intended meaning of "ESG information" for the purposes of the Proposal. Accordingly, it is impossible for shareholders to understand what they are being asked to vote on and, as such, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. For all of these reasons, it is the Company's view that the Proposal is materially misleading and may, therefore, be properly omitted in reliance on Rule 14a-8(i)(3).

IV. CONCLUSION

For the reasons discussed above, the Company believes that, because the Proposal relates to the Company's ordinary business matters and is so inherently vague and indefinite that it is materially misleading, the Company may properly omit the Proposal in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3). As such, the Company requests confirmation that the Staff will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3), the Company omits the Stockholder Proposal from the Company's 2014 Proxy Materials for the 2014 Annual Meeting.

If we can be of any further assistance in this matter, please do not hesitate to contact the undersigned; Erika Moore, Associate General Counsel, by email at erika.moore@nasdaqomx.com or by phone at (301) 978-8490; or Yolanda Goettsch, Vice President and Associate General Counsel, by email at yolanda.goettsch@nasdaqomx.com or by phone at (301) 978-8486.

Sincerely,

Edward S. Knight

Attachments

cc: Gabriel Thoumi, CFA

Appendix A

Rec'd via [illegible] 12/20/13 Rockville

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

Mailed to NYC.
arrived either 12/11/13 or
12/12/13

December 10, 2013

Joan C. Conley
Senior Vice President and Corporate Secretary
The NASDAQ OMX Group, Inc.
One Liberty Plaza
50th Floor
New York, New York 10006

Dear Ms. Conley:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of December 9, 2013, Calvert had $12.8 billion in assets under management.

The Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2014 annual meeting of shareholders.

We are notifying you, in a timely manner that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that The NASDAQ OMX Group, Inc. prepare a report assessing the current global expectations for issuer disclosure of ESG information and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG disclosure in the markets where The NASDAQ OMX Group, Inc. does business.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Andrew K. Niebler

Andrew K. Niebler, Esq.
Assistant Secretary, Calvert Social Index Series, Inc., and Calvert Variable Products, Inc.
Assistant Vice President and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text
State Street letter

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.

WHEREAS:

Environmental, social and governance (ESG) disclosure assists companies to compete in a global business environment characterized by finite natural resources, changing legislation, and heightened material ESG disclosure expectations, guidelines, and requirements. ESG disclosure allows issuers to publicize and gain strategic value from existing ESG efforts while identifying emerging risks and opportunities. Consistent ESG disclosure allows financial analysts, asset managers, issuers, and other stakeholders to ascertain and compare each issuer's ESG exposure in a manner that facilitates improved analysis of each investment's possible risk and return.

The World Federation of Exchanges (WFE) states that during the past five years, "social and environmental risks and opportunities have emerged ... to become commonplace long-term investment themes in the world's capital markets."

Issuer ESG disclosure is rapidly increasing, according to Bloomberg LP. Bloomberg LP collects and disseminates ESG data on 220 indicators, and they note that ESG disclosure has increased from 1,000 to 6,000 companies since 2009.

Most importantly, exchange peers are leading the way in this sector by launching ESG disclosure listing standards.

- The London Stock Exchange requires listed companies to report total GHG emissions.
- The Hong Kong Exchanges and Clearing Limited recommends issuers disclose ESG performance on over a dozen criteria.
- The NYSE Euronext joined the Sustainable Stock Exchanges Initiative to support issuers in improving ESG disclosure as a criteria for listing standards.
- The Chinese Shanghai and Shenzen exchanges require certain industries to disclose an environmental assessment before initiating an IPO.
- The BM&F Bovespa tracks its issuers' ESG disclosures in a public database, increasing consistent ESG disclosure.
- The Johannesburg Stock Exchange asks issuers to complete, on a "comply or explain" basis, one integrated report combining financial and ESG information.

To remain competitive, exchanges should be aware of current market trends in issuer ESG disclosure listing standards.

We appreciate NASDAQ OMX's (NASDAQ) engagement in many ESG initiatives globally, such as joining over 100 institutional investors to support the INCR Listing Standards Proposal: Sustainability Disclosure Listing Standards for Global Stock Exchanges for an ESG disclosure listing standard for regulated exchanges.

Yet it is not clear if, how, and when NASDAQ might consider applying consistent issuer ESG disclosure listing standards in the markets NASDAQ does business in, or if NASDAQ understands the issuer ESG disclosure expectations of investors in those issuers.

RESOLVED:

That shareholders request that our Board of Directors prepare a report assessing the current global expectations for issuer disclosure of ESG information and report to shareholders, by September 30, 2014, its findings and the Board's recommended steps (if any, or their reasons for declining to make recommendations, if none) for encouraging ESG disclosure in the markets where The NASDAQ OMX Group, Inc. does business. The report should be prepared at reasonable cost, omitting proprietary information.

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

December 9, 2013

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 6, 2013 the Calvert Funds listed below held the indicated amount of shares of the stock of THE NASDAQ OMX GROUP, INC. (Cusip 631103108). Also the funds held the amount of shares indicated continuously since 11/26/2012.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/06/2013	Shares Held Since 11/26/2012
D872	CALVERT SOCIAL INDEX FUND	631103108	THE NASDAQ OMX GROUP, INC.	2,662	2,257
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	631103108	THE NASDAQ OMX GROUP, INC.	2,444	2,444

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
AVP
State Street Bank and Trust Company

Limited Access

Joan Conley

From: Joan Conley
Sent: Monday, December 23, 2013 3:30 PM
To: Gabriel Thoumi (gabriel.thoumi@calvert.com)
Cc: Joan Conley
Subject: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal
Attachments: DOC (12).pdf

Good afternoon Gabriel,

It was a pleasure speaking with you this afternoon about Calvert Investments leadership initiative in the important area of ESG and sustainability.

As a follow-up to our conversation, please find the official request for additional information in connection with the December 10, 2013 shareholder proposal. I appreciate your willingness to review and respond to the request.

Most importantly, I look forward to sharing our NASDAQ OMX initiatives and plans on sustainability and ESG when we meet telephonically on January 8, 2014.

Best regards for a wonderful holiday season.

Joan C. Conley

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

NASDAQ OMX
JOAN C. CONLEY
SENIOR VICE PRESIDENT & CORPORATE SECRETARY
805 KING FARM BLVD.
ROCKVILLE, MD 20850

P: (301) 978-8735
F: (301) 978-5055
E: joan.conley@nasdaqomx.com

VIA ELECTRONIC MAIL

Andrew K. Niebler, Esq.
Assistant Secretary, Calvert Social Index Service, Inc. and Calvert Variable Products, Inc.
Assistant Vice President and Associate General Counsel, Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, Maryland 20814

Gabriel Thoumi, CFA
Calvert Investments
Gabriel.thoumi@calvert.com

December 23, 2013

Dear Mr. Niebler:

On December 11, 2013, The NASDAQ OMX Group, Inc. ("The NASDAQ OMX Group") received your letter by which you submitted a stockholder proposal requesting that the Board of Directors of The NASDAQ OMX Group prepare a report assessing the current global expectations for issuer disclosure of ESG information (the "Proposal") for consideration at The NASDAQ OMX Group's 2014 Annual Meeting of Stockholders. We have not received documentation demonstrating that you satisfy the minimum ownership requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). Based on our review of the information provided by you, our records, regulatory materials and materials of the Depositary Trust Company ("DTC"), we have been unable to conclude that the Proposal meets the requirements for inclusion in The NASDAQ OMX Group's proxy materials. Unless you can demonstrate that you meet the requirements of Rule 14a-8(b), as described below, in the proper time frame, The NASDAQ OMX Group will be entitled to exclude the Proposal from the proxy materials for the 2014 Annual Meeting of Stockholders.

Your name does not appear in our records as a registered stockholder. Therefore, under Rule 14a-8(b), you must prove your eligibility to The NASDAQ OMX Group by submitting either:

- a written statement from the "record" holder of your securities (usually a broker or bank that is a participant in the DTC) verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of The NASDAQ OMX Group's securities entitled to vote on the Proposal at the meeting for at least the one-year period preceding and including December 10, 2013, which is the date you submitted the Proposal to The NASDAQ OMX Group; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, Rule 14a-8(b) requires a statement of your intention to hold your The NASDAQ OMX Group securities through the date of The NASDAQ OMX Group's annual meeting.

In order to help stockholders comply with the requirement to prove ownership by providing a written statement from the "record" holders of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. In Staff Legal Bulletin 14F and 14G, the SEC Staff clarified that, for purposes of Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or entities that are affiliated with a DTC participant will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. Thus, a stockholder must obtain the required written statement from the DTC participant or affiliate of a DTC participant through which the shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the DTC participant or affiliate of a DTC participant knows the holdings of the stockholder's broker or bank, but does not know the stockholder's holdings, the stockholder may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant or affiliate of a DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that in situations where a stockholder holds securities through a securities intermediary that is not a broker or bank, a stockholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the stockholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. My street address is shown above and my e-mail address is joan.conley@nasdaqomx.com. If you have any questions with respect to the foregoing, please contact me at (301) 978-8735. For your reference, I enclose a copy of Rule 14a-8, Staff Legal Bulletin 14F and Staff Legal Bulletin 14G.

Sincerely,

Joan C. Conley
Senior Vice President and Corporate Secretary

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

Joan Conley

From: Thoumi, Gabriel <Gabriel.Thoumi@Calvert.com>
Sent: Tuesday, December 24, 2013 11:44 AM
To: Joan Conley
Cc: Dalheim, Stu
Subject: RE: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Dear Joan

Thank you for calling yesterday. I will take care of the deficiency notice in the meantime before our phone call on Jan 8. Also, at some point after the Holidays, please give me a call so we can discuss more thoroughly an agenda for the call. Also, please feel free to send me as many documents as possible that you would like me to review.

We are looking forward to working together to support enhancing your sustainability initiatives.

Best, Gabriel

Gabriel Thoumi, CFA, Certified Ecologist
Sr. Sustainability Analyst
Calvert Investments
www.calvert.com
T: 301.961.4759

From: Joan Conley [mailto:joan.conley@nasdaqomx.com]
Sent: Monday, December 23, 2013 3:30 PM
To: Thoumi, Gabriel
Cc: Joan Conley
Subject: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Good afternoon Gabriel,

It was a pleasure speaking with you this afternoon about Calvert Investments leadership initiative in the important area of ESG and sustainability.

As a follow-up to our conversation, please find the official request for additional information in connection with the December 10, 2013 shareholder proposal. I appreciate your willingness to review and respond to the request.

Most importantly, I look forward to sharing our NASDAQ OMX initiatives and plans on sustainability and ESG when we meet telephonically on January 8, 2014.

Best regards for a wonderful holiday season.

Joan C. Conley

Joan C.Conley
NASDAQ OMX

Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza   New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

Joan Conley

From: Joan Conley
Sent: Tuesday, December 24, 2013 11:59 AM
To: 'Thoumi, Gabriel'
Cc: Dalheim, Stu; Joan Conley
Subject: RE: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Dear Gabriel,

Thank you for the nice conversation and agreeing to take care of the deficiency notice.

I will call you on January 6th or 7th so we can review an agenda for the call. Thank you for agreeing to review some of our corporate sustainability initiative documents in advance of our meeting.

Enjoy a lovely holiday season and I look forward to working with you in 2014.

Best regards,

Joan

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

From: Thoumi, Gabriel [mailto:Gabriel.Thoumi@Calvert.com]
Sent: Tuesday, December 24, 2013 11:44 AM
To: Joan Conley
Cc: Dalheim, Stu
Subject: RE: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Dear Joan

Thank you for calling yesterday. I will take care of the deficiency notice in the meantime before our phone call on Jan 8. Also, at some point after the Holidays, please give me a call so we can discuss more thoroughly an agenda for the call. Also, please feel free to send me as many documents as possible that you would like me to review.

We are looking forward to working together to support enhancing your sustainability initiatives.

Best, Gabriel

Gabriel Thoumi, CFA, Certified Ecologist
Sr. Sustainability Analyst
Calvert Investments
www.calvert.com
T: 301.961.4759

From: Joan Conley [mailto:joan.conley@nasdaqomx.com]
Sent: Monday, December 23, 2013 3:30 PM
To: Thoumi, Gabriel
Cc: Joan Conley
Subject: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Good afternoon Gabriel,

It was a pleasure speaking with you this afternoon about Calvert Investments leadership initiative in the important area of ESG and sustainability.

As a follow-up to our conversation, please find the official request for additional information in connection with the December 10, 2013 shareholder proposal. I appreciate your willingness to review and respond to the request.

Most importantly, I look forward to sharing our NASDAQ OMX initiatives and plans on sustainability and ESG when we meet telephonically on January 8, 2014.

Best regards for a wonderful holiday season.

Joan C. Conley

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

Joan Conley

From: Thoumi, Gabriel <Gabriel.Thoumi@Calvert.com>
Sent: Friday, December 27, 2013 9:43 AM
To: Joan Conley
Cc: Dalheim, Stu
Subject: RE: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Hi Joan

We look forward to talking to you further. We need to discuss the deficiency notice as planned on Jan 8th. Once we have a written commitment from NDAQ regarding a mutually agreed upon set of outcomes we could discuss removing the deficiency notice.

In the meantime, one way in which we might proceed is if you would be able to send us information addressing the deficiency notice. This would help us understand better where NDAQ is at regarding applying ESG listing standards.

Please call me whenever is convenient if you wish.

Happy holidays!

Best, Gabriel

From: Joan Conley [mailto:joan.conley@nasdaqomx.com]
Sent: Tuesday, December 24, 2013 11:59 AM
To: Thoumi, Gabriel
Cc: Dalheim, Stu; Joan Conley
Subject: RE: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Dear Gabriel,

Thank you for the nice conversation and agreeing to take care of the deficiency notice.

I will call you on January 6th or 7th so we can review an agenda for the call. Thank you for agreeing to review some of our corporate sustainability initiative documents in advance of our meeting.

Enjoy a lovely holiday season and I look forward to working with you in 2014.

Best regards,

Joan

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735

Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

From: Thoumi, Gabriel [mailto:Gabriel.Thoumi@Calvert.com]
Sent: Tuesday, December 24, 2013 11:44 AM
To: Joan Conley
Cc: Dalheim, Stu
Subject: RE: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Dear Joan

Thank you for calling yesterday. I will take care of the deficiency notice in the meantime before our phone call on Jan 8. Also, at some point after the Holidays, please give me a call so we can discuss more thoroughly an agenda for the call. Also, please feel free to send me as many documents as possible that you would like me to review.

We are looking forward to working together to support enhancing your sustainability initiatives.

Best, Gabriel

Gabriel Thoumi, CFA, Certified Ecologist
Sr. Sustainability Analyst
Calvert Investments
www.calvert.com
T: 301.961.4759

From: Joan Conley [mailto:joan.conley@nasdaqomx.com]
Sent: Monday, December 23, 2013 3:30 PM
To: Thoumi, Gabriel
Cc: Joan Conley
Subject: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Good afternoon Gabriel,

It was a pleasure speaking with you this afternoon about Calvert Investments leadership initiative in the important area of ESG and sustainability.

As a follow-up to our conversation, please find the official request for additional information in connection with the December 10, 2013 shareholder proposal. I appreciate your willingness to review and respond to the request.

Most importantly, I look forward to sharing our NASDAQ OMX initiatives and plans on sustainability and ESG when we meet telephonically on January 8, 2014.

Best regards for a wonderful holiday season.

Joan C. Conley

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

Joan Conley

From: Joan Conley
Sent: Friday, December 27, 2013 12:34 PM
To: 'gabriel.thoumi@calvert.com'
Cc: Joan Conley
Subject: Fw: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal
Attachments: DOC (12).pdf

Hi Gabriel,
I am travelling and trying to respond to your email, however I am driving in the mountains with limited coverage. Does the attachment to this email help outline the deficiency issues?
I will arrive at my destination in 6 hours and will log on to review your emails.
Best regards,
Joan

From: Joan Conley
Sent: Monday, December 23, 2013 01:29 PM
To: Gabriel Thoumi (gabriel.thoumi@calvert.com) <gabriel.thoumi@calvert.com>
Cc: Joan Conley
Subject: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Good afternoon Gabriel,

It was a pleasure speaking with you this afternoon about Calvert Investments leadership initiative in the important area of ESG and sustainability.

As a follow-up to our conversation, please find the official request for additional information in connection with the December 10, 2013 shareholder proposal. I appreciate your willingness to review and respond to the request.

Most importantly, I look forward to sharing our NASDAQ OMX initiatives and plans on sustainability and ESG when we meet telephonically on January 8, 2014.

Best regards for a wonderful holiday season.

Joan C. Conley

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

NASDAQ OMX

JOAN C. CONLEY
SENIOR VICE PRESIDENT & CORPORATE SECRETARY
805 KING FARM BLVD.
ROCKVILLE, MD 20850

P: (301) 978-8735
F: (301) 978-5055
E: joan.conley@nasdaqomx.com

VIA ELECTRONIC MAIL

Andrew K. Niebler, Esq.
Assistant Secretary, Calvert Social Index Service, Inc. and Calvert Variable Products, Inc.
Assistant Vice President and Associate General Counsel, Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, Maryland 20814

Gabriel Thoumi, CFA
Calvert Investments
Gabriel.thoumi@calvert.com

December 23, 2013

Dear Mr. Niebler:

On December 11, 2013, The NASDAQ OMX Group, Inc. ("The NASDAQ OMX Group") received your letter by which you submitted a stockholder proposal requesting that the Board of Directors of The NASDAQ OMX Group prepare a report assessing the current global expectations for issuer disclosure of ESG information (the "Proposal") for consideration at The NASDAQ OMX Group's 2014 Annual Meeting of Stockholders. We have not received documentation demonstrating that you satisfy the minimum ownership requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). Based on our review of the information provided by you, our records, regulatory materials and materials of the Depositary Trust Company ("DTC"), we have been unable to conclude that the Proposal meets the requirements for inclusion in The NASDAQ OMX Group's proxy materials. Unless you can demonstrate that you meet the requirements of Rule 14a-8(b), as described below, in the proper time frame, The NASDAQ OMX Group will be entitled to exclude the Proposal from the proxy materials for the 2014 Annual Meeting of Stockholders.

Your name does not appear in our records as a registered stockholder. Therefore, under Rule 14a-8(b), you must prove your eligibility to The NASDAQ OMX Group by submitting either:

- a written statement from the "record" holder of your securities (usually a broker or bank that is a participant in the DTC) verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value or 1% of The NASDAQ OMX Group's securities entitled to vote on the Proposal at the meeting for at least the one-year period preceding and including December 10, 2013, which is the date you submitted the Proposal to The NASDAQ OMX Group; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, Rule 14a-8(b) requires a statement of your intention to hold your The NASDAQ OMX Group securities through the date of The NASDAQ OMX Group's annual meeting.

In order to help stockholders comply with the requirement to prove ownership by providing a written statement from the "record" holders of the shares, the SEC's Division of Corporation Finance published Staff Legal Bulletin 14F in October 2011 and Staff Legal Bulletin 14G in October 2012. In Staff Legal Bulletin 14F and 14G, the SEC Staff clarified that, for purposes of Rule 14a-8(b)(2)(i), only brokers or banks that are DTC participants or entities that are affiliated with a DTC participant will be viewed as "record" holders of securities that are deposited at DTC. An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant. Thus, a stockholder must obtain the required written statement from the DTC participant or affiliate of a DTC participant through which the shares are held. For the purposes of determining if a broker or bank is a DTC participant, you may check the list posted at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the DTC participant or affiliate of a DTC participant knows the holdings of the stockholder's broker or bank, but does not know the stockholder's holdings, the stockholder may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities was continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant or affiliate of a DTC participant confirming the broker's or bank's ownership.

In Staff Legal Bulletin 14G, the SEC Staff also clarified that in situations where a stockholder holds securities through a securities intermediary that is not a broker or bank, a stockholder can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary. If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the stockholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

Rule 14a-8 requires that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me. My street address is shown above and my e-mail address is joan.conley@nasdaqomx.com. If you have any questions with respect to the foregoing, please contact me at (301) 978-8735. For your reference, I enclose a copy of Rule 14a-8, Staff Legal Bulletin 14F and Staff Legal Bulletin 14G.

Sincerely,

Joan C. Conley
Senior Vice President and Corporate Secretary

Enclosures: Rule 14a-8
Staff Legal Bulletin 14F
Staff Legal Bulletin 14G

Joan Conley

From: Thoumi, Gabriel <Gabriel.Thoumi@Calvert.com>
Sent: Friday, December 27, 2013 12:42 PM
To: Joan Conley
Subject: RE: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Hi Joan

Please enjoy your travels and vacation. We can take care of everything when you return to the office.

Thank you for sharing this pdf. I can review what you wish to send me early next week.

Enjoy your vacation.

Best, Gabriel

From: Joan Conley [mailto:joan.conley@nasdaqomx.com]
Sent: Friday, December 27, 2013 12:34 PM
To: Thoumi, Gabriel
Cc: Joan Conley
Subject: Fw: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Hi Gabriel,
I am travelling and trying to respond to your email, however I am driving in the mountains with limited coverage. Does the attachment to this email help outline the deficiency issues?
I will arrive at my destination in 6 hours and will log on to review your emails.
Best regards,
Joan

From: Joan Conley
Sent: Monday, December 23, 2013 01:29 PM
To: Gabriel Thoumi (gabriel.thoumi@calvert.com) <gabriel.thoumi@calvert.com>
Cc: Joan Conley
Subject: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Good afternoon Gabriel,

It was a pleasure speaking with you this afternoon about Calvert Investments leadership initiative in the important area of ESG and sustainability.

As a follow-up to our conversation, please find the official request for additional information in connection with the December 10, 2013 shareholder proposal. I appreciate your willingness to review and respond to the request.

Most importantly, I look forward to sharing our NASDAQ OMX initiatives and plans on sustainability and ESG when we meet telephonically on January 8, 2014.

Best regards for a wonderful holiday season.

Joan C. Conley

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

Joan Conley

From: Thoumi, Gabriel <Gabriel.Thoumi@Calvert.com>
Sent: Friday, December 27, 2013 12:54 PM
To: Joan Conley
Subject: RE: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Hi Joan – thank you. We will reply this afternoon via post.

Enjoy your holidays, Gabriel

From: Joan Conley [mailto:joan.conley@nasdaqomx.com]
Sent: Friday, December 27, 2013 12:34 PM
To: Thoumi, Gabriel
Cc: Joan Conley
Subject: Fw: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Hi Gabriel,
I am travelling and trying to respond to your email, however I am driving in the mountains with limited coverage. Does the attachment to this email help outline the deficiency issues?
I will arrive at my destination in 6 hours and will log on to review your emails.
Best regards,
Joan

From: Joan Conley
Sent: Monday, December 23, 2013 01:29 PM
To: Gabriel Thoumi (gabriel.thoumi@calvert.com) <gabriel.thoumi@calvert.com>
Cc: Joan Conley
Subject: NASDAQ OMX: Follow-Up Request to Calvert Investment Management Stockholder Proposal

Good afternoon Gabriel,

It was a pleasure speaking with you this afternoon about Calvert Investments leadership initiative in the important area of ESG and sustainability.

As a follow-up to our conversation, please find the official request for additional information in connection with the December 10, 2013 shareholder proposal. I appreciate your willingness to review and respond to the request.

Most importantly, I look forward to sharing our NASDAQ OMX initiatives and plans on sustainability and ESG when we meet telephonically on January 8, 2014.

Best regards for a wonderful holiday season.

Joan C. Conley

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

Calvert
INVESTMENTS

December 27, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Joan C. Conley
Senior Vice President and Corporate Secretary
Office of the General Counsel
NASDAQ OMX
805 King Farm Blvd.
Rockville, Maryland 20850

Dear Ms. Conley:

In response to your request received by Calvert on December 23, 2013, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio (together, referred to as the Funds, each referred to individually as a Fund) are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, each Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and each Fund intends to continue to own the requisite number of shares in the Company through the date of the 2014 annual meeting of shareholders.

Please contact Gabriel Thoumi, at 301-961-4759, or contact him via email at gabriel.thoumi@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc., and Calvert Variable Products, Inc.
Assistant Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosures:

State Street letter

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

December 26, 2013

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 24, 2013 the Calvert Funds listed below held the indicated amount of shares of the stock of THE NASDAQ OMX GROUP, INC. (Cusip 631103108). Also the funds held the amount of shares indicated continuously since 11/26/2012.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/24/2013	Shares Held Since 11/26/2012
D872	CALVERT SOCIAL INDEX FUND	'631103108	THE NASDAQ OMX GROUP, INC.	2,662	2,257
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	'631103108	THE NASDAQ OMX GROUP, INC.	2,444	2,444

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
Assistant Vice President
State Street Bank and Trust Company

Limited Access

Joan Conley

From: Joan Conley
Sent: Monday, January 06, 2014 12:15 PM
To: Gabriel Thoumi (gabriel.thoumi@calvert.com)
Cc: Joan Conley; Erika Moore
Subject: NASDAQ OMX: Discuss Meeting Agenda for January 8, 2014

Good afternoon Gabriel,

Happy New Year! I hope this email finds you well and enjoying the nice day before the artic freeze arrives this evening!

I want to acknowledge that I received your December 27, 2013 letter detailing the NASDAQ OMX ownership level of the Calvert Social Index Fund and the Calvert VP S&P 500 Index Portfolio. Thank you for sending this updated document.

You may by now have received both of my voice mail messages pertaining to today's call. I hope your calendar permits rescheduling our conversation for later today. Please email or call me with a time convenient for you today.

Most appreciatively,

Joan

Joan C.Conley
NASDAQ OMX
Senior Vice President and Corporate Secretary
Office of the General Counsel

Direct: +1-301-978-8735
Mobile +1-202-669-1402
Fax: + 1-303-978-5055

805 King Farm Blvd Rockville, Maryland 20850
One Liberty Plaza New York, New York 10006

joan.conley@nasdaqomx.com
www.nasdaqomx.com